                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*
                                   -----------

                                  Aperian, Inc.
                           (f/k/a MSI Holdings, Inc.)
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    594859100
                  ---------------------------------------------
                                 (CUSIP Number)


    Robert E. Cordes, c/o Entrepreneurial Investors, Ltd., Citibank Building,
         Second Floor, East Mall Drive Freeport, Bahamas (242) 352-7063
 -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 16, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 594859100                                            PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Entrepreneurial Investors, Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Bahamas
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
     NUMBER OF       1,893,055
       SHARES     --------------------------------------------------------------
   BENEFICIALLY   8  SHARED VOTING POWER
     OWNED BY        -0-
        EACH      --------------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
       PERSON        1,893,055
        WITH      --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,893,055
 -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 594859100                                                  Page 3 of 4

Item 1.  Security and Issuer.

         This Schedule 13D (this "Filing") relates to the Common Stock, $0.01 par value (" Common Stock"), and voting and other contractual rights relating thereto, of Aperian, Inc., a Delaware corporation (the "Company" or "Aperian"), which has its principal executive offices located at 501 Waller Street, Austin, Texas 78702. The purpose of this Filing is to reflect the beneficial ownership of Aperian's Common Stock by Entrepreneurial Investors, Ltd.

Item 2.  Identity and Background.


         (a)      Entrepreneurial Investors, Ltd. ("EIL")

         (b)      Citibank Building, Second Floor, East Mall Drive, Freeport,
                  Bahamas

         (c) EIL is a Bahamian company established for the purpose of making investments.

         (d) EIL has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) EIL has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         At the Company's meeting of the Board of Directors on January 16, 2001, EIL proposed the removal of two of the current members of the Board of Directors and submitted nominees to be elected as directors to fill the vacancies created by the proposed removal of directors.

         Other than the purpose stated above, the person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) EIL is deemed to beneficially own 1,893,055 shares of Aperian's Common Stock. Of those shares deemed to be beneficially owned by EIL, all shares were purchased with working capital of EIL or received as consideration for entering into a settlement agreement with Aperian.

         The percentage calculations are based upon 12,559,669 shares of Aperian's Common Stock outstanding on October 31, 2000, as reported in the Company's most recent Quarterly Report on Form 10-QSB, filed November 14, 2000.

         (b) EIL may be deemed to have sole voting and dispositive power over 1,893,055 shares of Aperian's Common Stock.

         (c) None.

CUSIP NO. 594859100                                                  Page 4 of 4

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       ENTREPRENEURIAL INVESTORS, LTD.


January 16, 2001                       /s/ Robert E. Cordes
                                       -----------------------------------------
                                       Robert E. Cordes, President